SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tennant Company
(Name of Issuer)

Common Stock, $0.375 par value
(Title of Class of Securities)

880345103
(CUSIP Number)

PrimeStone Capital LLP

17a Curzon Street

London, UK W1J 5HS

Attention: Martin Donnelly

+44 207 072 3154

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880345103	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON PrimeStone Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 761,370
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 761,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 761,370
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 880345103	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities Exchange Commission on December 13, 2017 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of common stock, par value $0.375 per share (the “Common Stock”), of Tennant Company (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3 and 5 as set forth below. This Amendment No. 1 constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person used approximately $48,436,456 (including brokerage commissions) of the working capital of the PrimeStone Fund in the aggregate to purchase the shares of Common Stock reported in this Amendment No. 1.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Amendment No. 1 are calculated based upon 18,589,385 shares of Common Stock outstanding as of March 5, 2021, as reported in the Issuer’s definitive proxy statement on Form DEF14A for the 2021 annual meeting of the shareholders, filed with the Securities and Exchange Commission on March 17, 2021..

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Stock effected within the past sixty days by the Reporting Person, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference.

(d)	The PrimeStone Fund has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	March 18, 2021

CUSIP No. 880345103	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021

PRIMESTONE CAPITAL LLP

By:	/s/ Martin Donnelly
Martin Donnelly
Chief Compliance Officer

Annex A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Common Stock Purchased (Sold)	Price ($)
3/3/2021	(3,400)	78.77
3/4/2021	(614)	78.23
3/5/2021	(7,002)	78.24
3/8/2021	(14,058)	79.98
3/9/2021	(2,648)	79.07
3/10/2021	(8,250)	80.38
3/18/2021	(29,847)	80.44
3/19/2021	(6,928)	80.14